Management's Discussion and Analysis
For the three and six months ended June 30, 2016

The following management discussion and analysis (“MD&A”) of the consolidated operations and financial position of Osisko Gold Royalties Ltd (“Osisko”, “Osisko Gold Royalties” or the “Company”) and its wholly owned subsidiaries for the three and six months ended June 30, 2016 should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and related notes for the three and six months ended June 30, 2016. The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Company included in this report. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting. In furtherance of the foregoing, the Board of Directors has appointed an Audit Committee composed of independent directors. The Audit Committee meets with management and the auditors in order to discuss results of operations and the financial condition of the Company prior to making recommendations and submitting the consolidated financial statements to the Board of Directors for its consideration and approval for issuance to shareholders. The information included in this MD&A is as of August 4, 2016, the date when the Board of Directors has approved the Company's unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2016 following the recommendation of the Audit Committee. All monetary amounts included in this report are expressed in Canadian dollars, the Company’s reporting currency, unless otherwise noted. This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Forward-Looking Statements” section.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Second Quarter Report

Description of the Business

Osisko Gold Royalties Ltd was formed following the friendly acquisition of Osisko Mining Corporation (“OMC”) by Yamana Gold Inc. (“Yamana”) and Agnico Eagle Mines Limited (“Agnico Eagle”) and commenced active operations on June 16, 2014. The Company is incorporated under the Business Corporations Act (Québec) and is focused on acquiring and managing precious metal and other high-quality royalties and similar interests in the Americas. The cornerstone assets include the 5% net smelter return (“NSR”) royalty on the Canadian Malartic mine located in Malartic, Québec and the sliding scale 2.0% - 3.5% NSR royalty on the Éléonore mine, located in the James Bay area in Québec. The Company also owns a portfolio of royalties, options on royalties/stream financing and exclusive rights to participate in future royalty/stream financings on various projects in Canada and the U.S.A. In addition, the Company invests in equities of exploration and royalty companies, including a 9.8% interest in Labrador Iron Ore Royalty Corporation, and has interests (directly or indirectly) in exploration and evaluation projects in four prolific gold camps: the Abitibi Gold Belt (Val-d’Or - Kirkland Lake), the James Bay area, the Cariboo mining district and the Guerrero Gold Belt in Mexico.

Business Model and Strategy

The Company’s objective is to maximize returns for its shareholders by growing its asset base, both organically and through accretive acquisitions of precious metal and other high-quality royalties, streams and similar interests, and by returning capital to its shareholders by dividend payments. The Company believes it can achieve this by putting its team’s strong technical expertise to work seeking out high margin growth opportunities that provide exposure to the upside of commodity prices and optionality of reserve growth and new discoveries. Osisko’s main focus is on high quality gold assets located in favourable jurisdictions and operated by established mining companies, as these assets are expected to support a premium valuation in the marketplace. The Company will also evaluate opportunities in other commodities and jurisdictions. Given that a core aspect of the Company’s business is the ability to compete for investment opportunities, Osisko plans to maintain a strong balance sheet and ability to deploy capital. The Company may also invest or maintain investments in gold bullion as part of its overall treasury management, through the acquisition of gold bullion on the market or through holding in-kind royalties received.

Highlights – Q2

•	Record 9,488 gold ounces earned (38% increase compared to Q2 2015);
•	7,884 silver ounces earned (10% increase compared to Q2 2015);
•	Record revenues of $15.8 million (54% increase compared to Q2 2015)
•	Net cash flows from operating activities of $15.0 million (133% increase compared to Q2 2015);
•	Net earnings of $15.7 million, $0.15 per basic share;
•	Adjusted earnings[1] of $6.5 million, $0.06 per basic share[1] ;
•	Cash and cash equivalents of $424.5 million as at June 30, 2016;
•	Entered into a 1% NSR royalty agreement with Arizona Mining Inc. on the Hermosa project for a cash consideration of $10.0 million;
•	Entered into a $10.0 million financing agreement with Falco Resources Ltd. for a future stream financing or a 1% NSR royalty on the Horne 5 project;
•	Declaration of a quarterly dividend of $0.04 per common share on May 4, 2016; and
•	On July 6, 2016, Osisko began trading on the New York Stock Exchange ("NYSE") under the ticker “OR”.

_________________

1	“Adjusted earnings” and “Adjusted earnings per share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management and Discussion Analysis.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Second Quarter Report

Portfolio of Royalty Interests

The following table details the ounces of gold and silver earned from Osisko’s producing royalty interests:

Royalties earned (in ounces)

	For the three months ended June 30,		For the six months ended June 30,
	2016	2015	2016	2015

Gold

Canadian Malartic	7,242	6,887	14,364	13,872
Éléonore	1,585	-	3,655	-
Island Gold	440	-	651	-
Vezza	221	-	221	-
	9,488	6,887	18,891	13,872

Silver

Canadian Malartic	7,884	7,138	15,976	14,964

In addition to the in-kind royalties, the Company also earned cash royalties of $0.1 million in the second quarter of 2016 and $0.2 million in the first half of 2016 (compared to nil in the corresponding periods of 2015), and dividend income from its investment in Labrador Iron Ore Royalty Company (“LIORC”) of $1.6 million in the second quarter of 2016 and $3.1 million in the first half of 2016 (compared respectively to $1.6 million and $2.7 million).

Canadian Malartic (Agnico Eagle and Yamana)

The Company’s cornerstone asset is a 5% NSR on the Canadian Malartic property which is located in Malartic, Québec, and operated by the Canadian Malartic General Partnership (“Partnership”) created by Agnico Eagle and Yamana (the “Partners”). The property extends over 220km2 and is located in the prolific gold corridor which hosts current and past producers and has produced over 50 million ounces of gold.

The Canadian Malartic property includes the Canadian Malartic mine, which was constructed and developed by OMC at a cost of approximately $1.2 billion and commenced production in April 2011. Canadian Malartic is Canada’s largest producing gold mine and produced its 2 millionth ounce of gold in September 2015. Quarterly gold production since inception is as follows (in thousands of ounces):

	Q1	Q2	Q3	Q4	Total
2011 2012 2013 2014 2015 2016 (YTD)	- 91.2 106.0 140.0 135.8 147.2	46.6 92.0 111.7 133.2 136.9 145.0	73.8 103.8 120.2 129.5 153.2 n/a	79.7 101.5 137.3 132.8 145.7 n/a	200.1 388.5 475.3 535.5 571.6 292.2

Second quarter and year-to-date production

For the second quarter of 2016, the Partners indicated that production at the Canadian Malartic mine was 145,004 ounces of gold compared to 136,882 ounces of gold for the second quarter of 2015. In the first six months of 2016, production at the Canadian Malartic mine was 292,230 ounces of gold compared to 272,668 ounces of gold in the corresponding period of 2015.

During the second quarter of 2016, the Partners indicated that the Canadian Malartic mill processed a record average of 55,481 tonnes per day ("tpd"), compared with an average of 50,705 tpd in the corresponding period of 2015. The record daily throughput in the 2016 period was primarily due to higher crusher availability, better crushing performance from the secondary crusher and better plant availability due to the optimization of planned maintenance shutdowns. For the first six months of 2016, the Partners indicated that the Canadian Malartic mill processed an average of 53,897 tpd (for a record of 9,809,278 tonnes for the first six months of 2016), compared with an average of 51,343 tpd in the corresponding period of 2015.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Second Quarter Report

The Partnership is continuing to evaluate opportunities with a focus on cost and production improvements within the mine and processing plant. In order to increase mining from the higher-grade north zone, a new remote shovel was commissioned at the end of the second quarter of 2016, and has since provided more operational stability with higher grade ore from the north zone. As at the end of July, 2016, feed grade has averaged 1.05 grams per tonne ("g/t") and it is expected to be at this level for the remainder of the year. In addition to optimizing planned maintenance shutdowns, a new secondary crusher configuration for increased SAG capacity and process improvements at the main crusher contributed to the record year-to-date throughput performance.

Annual production forecast

In February 2016, the Partners indicated the following forecast of annual gold production for the Canadian Malartic mine: 560,000 – 580,000 ounces in 2016, 590,000 – 600,000 ounces in 2017 and 610,000 ounces in 2018. The Partners indicated that the 2016 guidance has been slightly reduced as throughput levels are forecast to be approximately 53,000 tpd.

Pit extension

The Partners also indicted that permitting activities for the Canadian Malartic pit extension and deviation of Highway 117 are continuing. As part of the Québec environmental impact evaluation process, public hearings on the Canadian Malartic pit extension project took place on June 14 to 16 and July 12 and 13, 2016 in Malartic, Québec. The Québec Bureau des Audiences Publiques sur l’Environnement (“BAPE”) will now be reviewing the studies and documents submitted by the Partnership, information that was presented at the hearings and the written submissions received from intervenors. The BAPE is expected to issue its conclusions and recommendations on the acceptability of the project to the Québec Minister of the Environment, Sustainable Development and Climate Change in October 2016. A decision from the Minister will then follow within the next several months.

Odyssey zones

The Odyssey zones lie on the east side of the Canadian Malartic property, approximately 1.5 kilometres east of the current limit of the Canadian Malartic open pit. The Partners indicated that in the second quarter of 2016, drilling was ongoing at Odyssey and a total of 57 holes (53,417 metres) were completed through June 30, 2016. The Odyssey zones are composed of multiple mineralized bodies spatially associated with a porphyritic intrusion close to the contact of the Pontiac Group sediments and the Piché Group of volcanic rocks. They are grouped into two elongated zones — the Odyssey North and Odyssey South zones — that strike east-southeast and dip steeply south. Odyssey North has been traced from a depth of 600 to 1,300 metres below surface along a strike length of approximately 1.5 kilometres. Odyssey South currently has a strike length of 0.5 kilometres, and has been located between approximately 200 and 550 metres below surface. Recent drilling has yielded significant intercepts such as 2.63 g/t gold (capped) over 33.5 metres estimated true width at 1,171 metres depth in drill hole ODY16-5039, showing similarities to the Goldex mine deposit in terms of grade and potential amenability to underground bulk mining. Additional drilling and economic studies are needed to better assess these opportunities.

The Partners indicated that additional drilling totalling $5.5 million (35,000 metres) has been added to the original budget of $8.0 million (60,000 metres) for a total of $13.5 million for 2016. An initial inferred mineral resource estimate for the Odyssey zones is expected as of year-end 2016.

Osisko holds a 3% NSR royalty on the Odyssey North zone and a 5% NSR royalty on the Odyssey South zone.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Second Quarter Report

Reserves and resources

At Canadian Malartic, the Partners indicated mineral reserves of 7.72 million ounces of gold (“Au”) contained in 221.5 million tonnes of ore at 1.08 g/t Au as at December 31, 2015.. The decrease in mineral reserves, compared to prior year, of 0.93 million ounces was principally due to mining extraction and production in 2015 which totalled 571,618 ounces of gold after recovery (644,000 ounces of in-situ gold mined), a lower price of US$1,150 per ounce used for the current year mineral reserve calculation, versus US$1,300 per ounce in the prior year, a change in the cut-off grade to include the NSR royalty payable to Osisko Gold Royalties which was not included in 2014 and the termination of the production from the Gouldie open pit. Gold mineral reserve grades increased to 1.08 g/t Au as compared to 1.06 g/t Au in the prior year.

The Partners indicated that mineral resources have decreased from 2014 levels as all mineral resources outside of the current pit have been revaluated at a 1.0 g/t Au cut-off. The higher cut-off reflects the decision that mineral resources outside the current pit will not be open-pit mined although the underground mining potential may be evaluated in the future.

The reserve and resources estimate at December 31, 2015 is presented in the table below:

Reserve and resource estimates

	Tonnes	Grade	Au
Category	(M)	(g/t Au)	(M oz)

Proven Reserves	54.9	0.97	1.72
Probable Reserves	166.6	1.12	6.00
Proven & Probable Reserves	221.5	1.08	7.72
Measured and Indicated Resources(1)	25.7	1.51	1.25
Inferred Resources(1)	9.0	1.47	0.43

(1)	Excludes proven & probable reserves.

The Partners indicated that at Canadian Malartic, the approach of tripling the cut-off grade of the out-pit mineral resources had the effect of removing 646,000 ounces from the measured and indicated mineral resources, leaving 1,250,000 ounces (25.6 million tonnes of ore grading 1.51 g/t Au) in measured and indicated mineral resources. The same approach resulted in removing 688,000 ounces from the inferred mineral resource base, leaving 426,000 ounces (9.0 million tonnes of ore grading 1.47 g/t Au) of inferred mineral resources.

For more information, please refer to the press releases of Agnico Eagle dated February 10, April 28, 2016 and July 27, 2016 and the press releases of Yamana dated January 13, February 18, April 11 and July 28, 2016 filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Éléonore (Goldcorp Inc.)

Osisko, through its wholly-owned subsidiary Osisko Exploration James Bay Inc. (formerly Virginia Mines Inc.), owns a 2.0% to 3.5% NSR royalty in the Éléonore gold property located in the Province of Québec and operated by Goldcorp Inc. (“Goldcorp”). Éléonore declared commercial production on April 1, 2015.

Osisko was not entitled to receive any gold or silver ounces until a US$5 million non-interest bearing royalty advance payment had been recovered from production of Éléonore by Goldcorp (representing 4,328 ounces of gold), which was completed in November 2015. The Company received its first royalties from Éléonore in December 2015.

Second quarter and year-to-date production

The Éléonore ore is currently hoisted through the exploration shaft and supplemented through trucking to surface from the upper horizon of the mine. Goldcorp indicated that the production shaft is planned to be operational by the end of 2016, which will drive improvements in efficiencies and costs. Goldcorp also indicated that the underground mining rate continues to ramp-up as planned to meet the nameplate mill capacity of 7,000 tpd. Mine production is expected to average between 4,700 to 5,000 tpd of ore from four production horizons in 2016. Development will continue to support expansion to six mining horizons to enable the ramp-up to a 7,000 tpd mining and milling rate in the first half of 2018.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Second Quarter Report

Goldcorp indicated that gold production in the second quarter of 2016 totaled 74,000 ounces compared to 44,000 ounces in the second quarter of 2015. Gold production for the first half of 2016 reached 140,700 ounces compared to 76,000 ounces in the corresponding period of 2015. Gold production in 2016 was higher than the same periods in 2015 as a result of higher mill throughput (444,000 tonnes in the second quarter of 2016, an increase of 14% compared to 2015, for a total of 831,000 tonnes in the first half of 2016, an increase of 27% compared to 2015), an increase in the ore grade (average mill head grade of 5.60 g/t Au in the second quarter of 2016 and 5.62 g/t Au for the first half of 2016, compared to 4.77 g/t Au in the same periods in 2015) and improved recoveries for the first six months of 2016 (90% for the second quarter and first six months of 2016 compared to 90% in the second quarter of 2015 and 88% in the first six months of 2015). Higher tonnes processed in 2016 were the result of greater tonnes mined (444,000 tonnes for the second quarter of 2016, an increase of 42% compared to 2015, and 834,000 tonnes for the first half of 2016, an increase of 48% compared to the same period in 2015) as mining continued across four horizons compared to two in the first half of 2015, improvement in the reliability of the filtration plant enabling higher mill throughput as well as a mill shutdown due to water issues in first quarter 2015. Higher grades were the result of improved stope designs after accounting for the folding and faulting of the ore body.

Goldcorp indicated that production in 2015 included stockpiled material, while mill feed in 2016 is comprised solely of material delivered directly from the mine. The focus continues to be on optimizing stope designs to lower dilution. Work on the production shaft continued in the second quarter of 2016. Construction of the ore handling system on the 690 level and the surface ore transfer building continue to progress on schedule and are on track to be commissioned in the third quarter of 2016. Full hoisting capacity, including the shaft bottom loading pocket, are expected to be completed in the fourth quarter of 2016. Goldcorp indicated that this is expected to increase efficiencies.

Annual production forecast

In February 2016, Goldcorp indicated that a conservative ramp-up schedule at Éléonore is expected to lead to gold production of between 250,000 and 280,000 ounces for 2016.

Exploration and evaluation

Goldcorp indicated that in 2016, $5.0 million was budgeted for exploration to continue to target the deep projection of the center and southern ore bodies and the 494 zone with a total of 25,800 metres of underground diamond drilling. During the second quarter of 2016, exploration drilling was focused on the 494 area (below 650 metres) and tested the deep projection of the south and central portion of the deposit (below 1,000 metres). In the third quarter of 2016, exploration will be focusing on the 494 zone, on the deep projection of the south and central portion of the deposit and on the upper horizons (upper 650 metres).

Reserves and resources

In February 2016, Goldcorp indicated that a successful 2015 drilling program targeting the conversion of resources to reserves in the center and southern portion of the deposit contributed to a 7.7% increase in proven and probable gold mineral reserves to 5.35 million ounces and extended the deposit at depth, which remains open including the core area. The 2015 drilling program was completed with 40,400 metres drilled from the underground ramp, targeting the center and southern portion of the ore body. The program also completed 1,350 metres in the 494 area (Northern portion) where results continue to improve the confidence level regarding the size and the importance of this target.

Goldcorp published in February 2016 updated mineral reserve and resource estimates as at December 31, 2015 for the Éléonore mine. Proven and probable mineral reserves were estimated at 5.35 million ounces of gold based on a price of US$1,100 per ounce of gold.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Second Quarter Report

The reserve and resources estimate at December 31, 2015 is presented in the table below:

Reserve and resource estimates

Category	Tonnes	Grade	Au
	(M)	(g/t Au)	(M oz)

Proven and Probable Reserves	28.32	5.87	5.35
Measured and Indicated Resources(1)	4.58	5.49	0.81
Inferred Resources	9.97	7.11	2.28

(1)	Excludes proven & probable reserves.

For more information, refer to the press releases of Goldcorp dated February 25, April 27, 2016 and July 27, 2016 and the Management Discussion and Analysis for the year ended December 31, 2015 and for the three and six months ended June 30, 2016, all filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Island Gold Mine (Richmont Mines Inc.)

The Company started receiving in-kind royalties from its Island Gold NSR royalty operated by Richmont Mines Inc. (“Richmont Mines”) during the first quarter of 2016.

Second quarter and year-to-date production

On April 12, 2016, Richmont Mines reported that during the first quarter of 2016, Island Gold produced 26,589 ounces of gold, an increase of 147% over the same period in 2015 and an 87% increase over the prior quarter. Increased production for the quarter was positively impacted by higher than expected reconciled grades of 11.31 g/t Au milled and record mill throughput of 834 tpd.

On July 12, 2016, Richmont Mines reported that Island Gold produced 18,617 ounces of gold during the second quarter, an increase of 24% over the same period in 2015. The mine plan for the quarter was focused in lower-grade areas of the mine where ore development activities primarily occurred in the lower grade extensions of the second mining horizon. Overall, the operation reported a higher than planned mined grade of 7.51 g/t Au. The forward-looking 2016 mine plan continues to forecast development and stope mining at grades of between 7.0 and 7.5 g/t Au. Richmont Mines reported that underground productivity averaged a record 911 tpd in the second quarter of 2016 and mill processing averaged record productivity of 878 tpd.

Annual production forecast

Richmont Mines indicated that the 2016 production guidance for the Island Gold mine is between 62,000 to 67,000 ounces of gold.

Exploration and evaluation

On July 7, 2016, Richmont Mines announced that based on the positive results reported from the Phase 1 exploration drilling program, a strategic Phase 2 exploration drilling program has been launched at the Island Gold mine. Richmont Mines indicated that the Phase 1 exploration drilling program that commenced in September 2015 has met its objectives, which has supported the launch of an aggressive Phase 2 exploration program of up to 142,000 metres that will be completed over the next 18 to 24 months. The primary objective of the Phase 2 program is to expand the existing resource inventory laterally along strike, mainly to the east of the main deposit, with a goal of extending mine life above the 1,000 metre level that could support the potential expansion scenarios currently under review, as well as to identify the next million-plus ounces of high-grade inferred resource at depth, between the 1,000 and 1,500 metre levels.

For more information, refer to the press releases of Richmont Mines dated April 12, July 7 and July 12, 2016 and filed on SEDAR (www.sedar.com).

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Second Quarter Report

Teck Canadian Royalties

The Company announced in October 2015 that it has entered into a definitive agreement to acquire a portfolio of Canadian royalties held by Teck Resources Limited and its subsidiary Teck Metals Ltd. (“Teck”) for a cash consideration of $28.0 million, with an additional $2.5 million payable on confirmation of certain rights.

The portfolio consists of 31 royalties, most of which are NSR royalties. The first portion of the transaction with Teck was closed in November 2015, consisting of a portfolio of 28 royalties acquired for a cash consideration of $24.2 million with an additional $2.5 million to be paid on confirmation of certain rights.

Caisse de dépôt et placement du Québec ("CDPQ") has exercised its participation right to acquire 15% of the Teck royalty interests acquired by Osisko to date. The transaction was completed in February 2016 for $3.6 million.

Vezza Royalties (Ressources Nottaway Inc.)

The Company holds a 5% NSR royalty and a 40% net profit interest (“NPI”) royalty in the Vezza gold property operated by Ressources Nottaway Inc. The property is located 25 kilometres from Matagami, Québec. Operations are currently ramping up at Vezza and Osisko received its first royalty payment during the second quarter of 2016 for a total of 221 ounces of gold.

Lamaque Royalty (Integra Gold Corp.)

Osisko holds a 1.7% royalty on the Lamaque property located in Abitibi and owned by Integra Gold Corp. (“Integra”). On July 27, 2016, Integra announced that it has awarded the contract to construct the Triangle Deposit ("Triangle") exploration ramp on the Lamaque-South Gold Project in Val-d'Or, Québec.

Integra indicated that the objective of the underground exploration program is to conduct close-spaced drilling from within the upper portions of the Triangle deposit (C1 and C2 zones) as well as exploration drilling in order to continue growing the resource base. The proposed underground exploration program will also include a bulk sample of more than 20,000 tonnes of gold mineralized rock required for the purposes of reconciling gold content versus resource estimates as well as to allow for detailed metallurgical test work to be conducted. The ultimate size, location and timing of the bulk sample will be determined using information gathered from the results of the ongoing surface exploration drilling and from underground drilling as results become available.

Integra indicated that work is estimated to take between 12 months and 15 months. The company is fully funded to see this work through to completion and all necessary permits are currently in place.

For more information, refer to the press release of Integra dated July 27, 2016 and filed on SEDAR ( www.sedar.com )

Cariboo Gold Project (Barkerville Gold Mines Ltd.)

The Company holds a 1.5% NSR royalty on the Cariboo Gold Project located in British Columbia, Canada, and owned by Barkerville Gold Mines Ltd. (“Barkerville”).

The Cariboo Gold Project consists of 1,164 square kilometres of land along a strike length of 60 kilometres which includes several past producing mines in the Cariboo Gold District, a historically profitable yet still underexplored area of south-central British Columbia. Based upon historic estimates, historical gold production in the Cariboo area is approximately 3.8 million ounces. At Cariboo, the Cow Mountain deposit contains a National Instrument (“NI”) 43-101 compliant mineral resource totaling 2.8 million ounces Au in the indicated category (35.8 million tonnes at 2.4 g/t) with an additional 2.0 million ounces Au in the inferred category (27.4 million tonnes at 2.3 g/t), both using a 0.5 g/t cut-off grade.

Osisko and Barkerville have also agreed to negotiate a gold stream agreement (“Gold Stream Agreement”) following the completion by Barkerville of a feasibility study on the Cariboo Gold Project. Following a 60 day negotiation period, if Osisko and Barkerville have not entered into a Gold Stream Agreement, Barkerville shall either grant a right to Osisko to purchase an additional 0.75% NSR royalty for consideration of $12.5 million, or make a payment of $12.5 million to Osisko.

For more information on resources, refer to the Cow Mountain NI 43-101 Technical Report of Barkerville dated March 31, 2015 and filed on SEDAR (www.sedar.com).

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Second Quarter Report

Hermosa Project (Arizona Mining Inc.)

In April 2016, Osisko acquired for $10.0 million a 1% NSR royalty on any lead/zinc/silver sulfide ores mined from the Hermosa Project owned by Arizona Mining Inc. (“Arizona Mining”). The Hermosa Project is located in Santa Cruz County, Arizona. The Taylor Deposit, a lead-zinc-silver carbonate replacement deposit, has a resource of 39.4 million tonnes in the inferred mineral resource category grading 11% zinc equivalent (“ZnEq”) utilizing a 6% ZnEq cutoff grade calculated in accordance with NI 43-101 guidelines. The Taylor Deposit remains open to the north, west and south over land controlled by Arizona Mining and drilling has commenced to test the limits of the resource. Arizona Mining completed metallurgical test work on drill core from the Taylor Deposit that projects overall recoveries of 92.9% Pb; 85.5% Zn and 91% Ag using industry standard froth flotation processing technology.

For more information on resources, refer to the Hermosa Taylor Deposit NI 43-101 Technical Report of Arizona dated March 17, 2016 and filed on SEDAR (www.sedar.com).

Horne 5 Project (Falco Resources Ltd.)

On May 30, 2016, Osisko closed a financing agreement with Falco Resources Ltd. (“Falco”), an associate of Osisko, whereby Osisko provided a $10.0 million loan to be used for the advancement of the Horne 5 Project (Rouyn-Noranda, Québec) and for general corporate purposes. The loan has an 18 month maturity and bears an interest of 7%. Under the terms of the financing, Falco and Osisko shall negotiate, by the end of October 2017, the terms, conditions and form of a silver and/or gold stream agreement ("Stream Agreement"), which shall be substantially in the form typical for such transaction in the industry, whereby Osisko may provide Falco with a portion of the development capital required to build the Horne 5 Project. In this case, the principal amount of the loan and any accrued interest will be applied against the stream deposit. At the maturity date, if Falco and Osisko have not concluded a Stream Agreement, the principal amount of the loan will be converted into a 1% NSR royalty on the Horne 5 Project and accrued interests will be paid in cash. Under certain events of default, Osisko may, at its option, require the repayment of the principal amount and the accrued interest in cash.

On May 9, 2016, Falco announced the results of a Preliminary Economic Assessment ("PEA") prepared in accordance with NI 43-101 for its Horne 5 Project. Falco indicated that the PEA indicates that the Horne 5 Project represents a robust, high margin, twelve year underground mining project with attractive economics in the current gold price environment. Falco indicated that at a gold price of US$1,250/oz and using an exchange rate of C$1.00 = US$0.75, the study shows that the Horne 5 Project would generate an after-tax net present value (at a 5% discount rate) of $667 million and an Internal Rate of Return of 16.0% . Falco noted that in this scenario, the mine could become the next significant gold producer in Québec, with a production profile averaging 236,000 ounces annually over the life of mine. Falco indicated that it intends to move forward and immediately initiate a Feasibility Study on the Horne 5 Project, which is planned to be completed in the first semester of 2017. The Environmental Impact Assessment study, which has been initiated, is also expected to be completed in the first semester of 2017.

For more information, refer to the press releases of Falco dated May 9, May 30 and June 23, 2016 and filed on SEDAR (www.sedar.com).  For more information on the PEA, refer to the NI 43-101 Technical Report of Falco titled Preliminary Economic Assessment of the Horne 5 Project dated April 28, 2016 and filed on SEDAR.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Second Quarter Report

Royalties - Summary of Producing and Advanced Non-producing

Asset	Operator	Interest(1)	Commodities	Jurisdiction	Stage
Canadian Malartic	Agnico/Yamana	5.0% NSR royalty	Au	Québec	Production
Éléonore	Goldcorp	2.0-3.5% NSR royalty	Au	Québec	Production
Island Gold	Richmont Mines	1.7-2.55% NSR royalty	Au	Ontario	Production
Hewfran Block	Metanor Resources	1.7% NSR royalty	Au	Québec	Production
Vezza	Ressources Nottaway Inc.	5% NSR royalty & 40% NPI royalty	Au	Québec	Production
Lamaque	Integra Gold	1.7% NSR royalty	Au	Québec	Exploration
Cariboo	Barkerville	1.5% NSR royalty	Au	British Columbia	Exploration
Hammond Reef	Agnico/Yamana	2% NSR royalty	Au	Ontario	Permitting
Windfall	Osisko Mining	0.5% NSR Royalty	Au	Québec	Exploration
Marban	Osisko Mining	0.425% NSR royalty	Au	Québec	Exploration
Hermosa	Arizona Mining	1% NSR royalty	Zn, Pb, Ag	Arizona, USA	Exploration
Pandora	Agnico/Yamana	2% NSR royalty	Au	Québec	Exploration
Malartic – Odyssey North	Agnico/Yamana	3% NSR royalty	Au	Québec	Exploration
Malartic – Odyssey South	Agnico/Yamana	5% NSR royalty	Au	Québec	Exploration
Upper Beaver	Agnico/Yamana	2% NSR royalty	Au, Cu	Ontario	Exploration
Kirkland Lake Camp	Agnico/Yamana	2% NSR royalty	Au, Cu	Ontario	Exploration
Copperwood	Highland Copper	3% NSR royalty (2)	Ag, Cu	Michigan, USA	Exploration
Horne 5	Falco	Gold/silver stream or 1% NSR royalty	Au, Ag, Cu	Québec	Exploration

Options on royalties - Summary of Advanced Non-producing

Asset	Operator	Interest	Price to Exercise	Commodities	Jurisdiction	Stage
Neita	Unigold	2% NSR Royalty	$2.0 million	Au	Dominican Republic	Exploration
Yellowknife City Gold	TerraX	3% NSR Royalty	$4.0 million	Au	Northwest Territories	Exploration
Osisko Mining Projects(3)	Osisko Mining	1% NSR Royalty	$5.0 million	n/a	n/a	n/a

(1)	After the sale of a 15% interest in the Teck royalties to Caisse de dépôt et placement du Québec.
(2)	3.0% NSR royalty on the Copperwood project. Upon closing of the acquisition of the White Pine project, Highland Copper will grant Osisko a 1.5% NSR royalty on all metals produced from the White Pine project, and Osisko's royalty on Copperwood will be reduced to 1.5%.
(3)	Osisko has a one-time right to purchase, prior to August 25, 2020, a 1% NSR royalty on Osisko Mining Inc.’s wholly-owned projects held as of August 25, 2015.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Second Quarter Report

Portfolio of Investments

The Company’s assets include a portfolio of shares of publicly traded companies. Osisko invests, and intends to continue from time to time investing, in various companies within the mining industry for investment purposes, and with the objective of improving its ability to acquire interests in exploration assets, future royalties or revenue streams. In addition to investment objectives, in some cases, the Company may decide to take a more active role, including providing management personnel, technical and/or administrative support, as well as nominating individuals to the investee’s board of directors. These investments are reflected in investments in associates in the consolidated financial statements and include Osisko Mining Inc. (“Osisko Mining”, formerly Oban Mining Corporation), Falco and Barkerville. Barkerville became an associate in February 2016 following the nomination of Sean Roosen, Chair and Chief Executive Officer of Osisko, as Co-Chairman of the board of directors of Barkerville and the appointment of Luc Lessard, Senior Vice President, Technical Services of Osisko, as Chief Operating Officer of Barkerville.

Osisko may, from time to time and without further notice except as required by law, increase or decrease its investments at its discretion.

During the six months ended June 30, 2016, Osisko acquired investments for $18.9 million and sold investments for $9.3 million with a gain of $4.3 million.

The following table presents the carrying value and fair value of the investments in marketable securities as at June 30, 2016:

Marketable securities	Carrying value(i)	Fair value

Associates	66,103	118,498
Other	131,330	131,330
	197,433	249,828

(i)	The carrying value corresponds to the amount recorded on the balance sheet, which is the consolidation value for the investments in marketable securities of associates and the fair value for the other investments in marketable securities, as per IFRS 9, Financial Instruments.

Osisko Mining Inc. (formerly Oban Mining Corporation)

On March 11, 2016, Osisko Mining completed the acquisition of Niogold Mining Corp. (which holds the Marban property), an associate of Osisko, and closed a financing of $12.6 million. Osisko participated for $960,000 in this financing. As at June 30, 2016, Osisko holds an interest of 15.9% in Osisko Mining.

In April 2016, Osisko Mining indicated that, at Windfall Lake, a 55,000 metre drill program commenced in October 2015. Results to date have been very encouraging, providing verification and good correlation with historic drilling performed by previous operators on the property. The deposit remains open at depth below the Red Dog intrusion, and is open at the western end. The results of the current program will be modeled along with historic drilling in the second half of 2016, and a resource update is anticipated in early 2017. A decision on extending the current drill program will be made by the end of the second quarter of 2016.

Osisko Mining provided in June 2016 an updated resource estimate for its 100%-owned Marban gold project, located near the town of Malartic, Québec. This update is the result of 92,900 metres of infill drilling and historical core re-sampling executed since the last published resource estimates on the Marban and Norlartic deposits. The new estimate has produced an increase in the overall gold resource and an upgrading of the bulk of the resources to measured and indicated (M&I), pit-constrained categories.

Osisko Mining provided the following highlights for its updated resource estimate on Marban:

•

In-pit M&I resource (total of both Marban and Norlartic) now stands at 1.48 million ounces of gold in 37.0 million tonnes at an undiluted grade of 1.24 g/t Au, with in-pit inferred resource adding 0.13 million ounces of gold in 3.6 million tonnes at an undiluted grade of 1.15 g/t Au. Pit-constrained resources are based on a Whittle-optimized pit shell using a gold price of US$1,250 per ounce and a calculated external lower cut-off of 0.4 g/t Au.

•

At a higher cut-off grade of 1.0 g/t Au, the in-pit M&I resources stand at 1.04 million ounces of gold in 16.5 million tonnes at an undiluted grade of 1.97 g/t Au, representing 70% of the overall pit-constrained M&I ounces.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Second Quarter Report

•

The new global M&I mineral inventory currently stands at 1.83 million ounces of gold in 47.6 million tonnes with an average grade of 1.20 g/t Au and the global inferred mineral inventory stands at 0.41 million ounces of gold in 12.2 million tonnes at an average grade of 1.03 g/t Au (based on 0.40 g/t Au lower cut-off).

•	Both Marban and Norlartic are open at depth and further drilling is planned to establish the potential for additional resources that may be mined by underground methods.

In June 2016, Oban Mining Corporation changed its name to Osisko Mining Inc. following the approval of their shareholders and Osisko’s board of directors.

In July 2016, Osisko Mining completed a $25.0 million private placement of flow-through shares

For more information, please refer to the press releases of Osisko Mining dated March 11, April 12, June 13 and June 14, 2016 and Osisko Mining’s profile on SEDAR (www.sedar.com).

Labrador Iron Ore Royalty Corporation

Osisko holds a 9.8% interest in LIORC. The Company views this investment as an opportunity to provide asset/commodity diversification to its current portfolio of royalties through exposure to a world-class, long-life iron ore asset in a stable jurisdiction while maintaining the gold focus. LIORC is entirely focused on the Iron Ore Company of Canada (“IOC”) operations through:

•	A 7% gross royalty on the IOC iron ore operations;
•	A $0.10 per tonne marketing fee on all products sold by IOC; and
•	A 15% direct interest in IOC.

IOC is a major Canadian iron ore producer held by Rio Tinto (59%), Mitsubishi Corporation (26%) and LIORC. The mine located in the Newfoundland and Labrador Province in Canada has been producing and processing iron ore concentrate and pellets since 1954. The crude ore is processed into iron ore concentrate and then either sold or converted into many different qualities of iron ore pellets to meet its customers' needs. IOC is strategically situated to serve the markets of the Great Lakes and the balance of the world from its year-round port facilities at Sept-Îles, Quebec. The iron ore concentrate and pellets are transported to IOC's port facilities at Sept-Îles via its wholly-owned Quebec North Shore and Labrador Railway, a 418 kilometre rail line which links the mine and the port. From there, the products are shipped to markets throughout North America, Europe, the Middle East and the Asia-Pacific region.

As per LIORC’s press release dated March 3, 2016 (filed on SEDAR at www.sedar.com), the mine has reserves to continue operations for 28 years at current production rate with additional resources of a greater magnitude.

LIORC, to date, has distributed the majority of its cash flows received from IOC through royalties, fees and dividends. The quarterly distribution rate per share (including regular and special distributions) for the past years has been as follows (per share amounts were adjusted to reflect a 2:1 stock split in the first quarter of 2011):

	Q1	Q2		Q3		Q4	Total	Total
							per share	(in millions)
2016(YTD)	$0.250	$0.250	$	n/a	$	n/a	$0.500	$32.0
2015	0.250	0.250		0.250		0.250	1.000	64.0
2014	0.400	0.400		0.500		0.350	1.650	105.6
2013	0.375	0.375		0.375		0.750	1.875	120.0
2012	0.375	0.375		0.375		0.375	1.500	96.0
2011	0.750	0.375		0.750		0.375	2.250	144.0
2010	0.375	0.375		0.500		1.000	2.250	144.0
2009	0.250	0.250		0.250		0.250	1.000	64.0

Osisko’s share of dividends for the first six months of 2016 amounts to $3.1 million.

The investment in LIORC provides diversification to gold production and is consistent with Osisko’s philosophy of investing in long-life mines operated by world-class mining companies in safe jurisdictions.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Second Quarter Report

Outlook

LIORC indicated in May 2016 that the outlook for the balance of the year will depend largely on the iron ore price. With increased production of concentrate and providing prices for iron ore products do not deteriorate substantially and the Canadian dollar exchange rate does not increase materially, 2016 should be a satisfactory year for LIORC.

Second quarter and year-to-date production and results

In May 2016, LIORC indicated that royalty income for the first quarter of 2016 amounted to $21.8 million as compared to $23.3 million for the first quarter of 2015. The shareholders' adjusted cash flow (refer to the press release of LIORC dated May 2, 2016 and filed on SEDAR for the definition) for the first quarter of 2016 was $12.3 million or $0.19 per share as compared to $13.1 million or $0.20 per share for the same period in 2015. Net income was $11.0 million or $0.17 per share compared to $10.0 million or $0.16 per share for the same period in 2015.

LIORC also indicated that operational performance continued to improve at IOC. A new first quarter record for concentrate production of 4.3 million tonnes was achieved, which was 8% above the first quarter of 2015. After production of 2 million tonnes of pellets, 2.1 million tonnes of concentrate for sale was available. Pellet production was 10% lower than last year's first quarter, mainly due to equipment reliability. Every effort is being made to maximize pellet production as pellet premiums remain firm. Due to winter operating conditions, first quarter production is not representative of expected annual production, usually representing about 20% of annual production.

LIORC indicated that first quarter of 2016 shipments and sales were equal to production and although pellet sales were 16% lower than last year's first quarter, this was more than offset by concentrate sales, which were three times last year's level. This increase in sales continues the improved first quarter sales recorded in 2015 following steps taken to improve winter shipping operations, which had suffered in the past because of frozen stockpiles. The increased sales volume in the first quarter of 2016 plus the lower value of the Canadian dollar against its U.S. counterpart offset most of the lower iron ore price compared to last year, resulting in only slightly lower royalty revenue.

In July 2016, Rio Tinto released a press release indicating that IOC achieved production of 8.5 million tonnes of concentrate and pellets for the first half of 2016, a 6% increase over the first half of 2015. The improvement was driven by increased asset reliability and performance. Concentrate and pellet production for the second quarter of 2016 was 4.4 million tonnes, in line with the second quarter of 2015, but a 6% increase over the first quarter of 2016.

For more information, please refer to the press release of LIORC dated May 2, 2016 filed on SEDAR (www.sedar.com) and the press release of Rio Tinto dated July 19, 2016 available on their web site: www.riotinto.com.

Exploration and Evaluation Activities

James Bay and Labrador Trough areas, Québec

During the second quarter of 2016, Osisko invested $1.5 million in exploration and evaluation activities on the James Bay territory for a total of $3.2 million for the first six months of 2016.

On the Coulon project (James Bay area), a diamond drill program started during winter 2016 and continued during spring 2016. At the end of June 2016, 30 new holes were drilled and one hole was extended for a total of 23,075 metres.

The Company started summer exploration programs on several of its projects located in the James Bay Territory and the Labrador Trough in Quebec. A large exploration campaign was initiated with Midland Exploration Inc. (“Midland”) to explore geological settings favourable for gold deposits in the vicinity of the Éléonore gold mine and the new gold discovery recently announced by Sirios Resources Inc ("Sirios") at Cheechoo. Osisko and Midland will share their collective databases and experienced exploration teams and co-fund exploration programs over an important area of interest. A total budget of approximately $1.0 million will be allocated to the 2016 first phase field campaign. The program will include till and bottom lake sediment surveys as well as prospecting over a large area around the Éléonore gold mine and the Cheechoo project owned by Sirios. A vast exploration program also started in July 2016 on the Kan project located 100 kilometres to the southwest of Kuujjuaq in the Nunavik Territory. This program includes trenching on unexplained gold-in-soil anomalies and detailed mapping and sampling of new mineralized occurrences. A drill campaign is also scheduled to test the most advanced targets at shallow depth. The Company will also continue to actively generate new targets in the vast James Bay Territory.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Second Quarter Report

Revolving Credit Facility

In December 2015, the Company increased its revolving credit facility (“Facility”) from $100.0 million to $150.0 million. The Facility was extended by one year and was syndicated between National Bank of Canada and Bank of Montreal. The Facility may be increased by $50.0 million at Osisko’s request, subject to standard due diligence procedures. The Facility is to be used for investments in the mineral industry, including the acquisition of royalties and the funding of precious metal streams. The Facility is secured by the Company’s assets (including the royalty interests) and has a two-year term (December 23, 2017), which can be extended by one year on each of the two anniversary dates of the amendment. As at June 30, 2016, the Facility was not drawn.

Quarterly Dividends

The Board of Directors has approved on November 16, 2014 the initiation of the Company’s quarterly dividend program.

The following table provides details on the dividends declared:

					Dividend
	Dividend			Dividend	reinvestment
Declaration date	per share	Record date	Payment date	payable	plan(ii)
	$			$

November 16, 2014(i)	0.03	December 31, 2014	January 15, 2015	1,551,000	-

	0.03			1,551,000	-

February 19, 2015(i)	0.03	March 31, 2015	April 15, 2015	2,782,000	-
May 14, 2015	0.03	June 30, 2015	July 15, 2015	2,834,000	-
August 5, 2015	0.03	September 30, 2015	October 15, 2015	2,830,000	5,430,858
November 4, 2015	0.04	December 31, 2015	January 15, 2016	3,783,000	7,712,746

	0.13			12,229,000

February 16, 2016	0.04	March 31, 2016	April 15, 2016	4,248,000	7,144,004
May 4, 2016	0.04	June 30, 2016	July 15, 2016	4,259,000	11,594,125
August 4, 2016	0.04	September 30, 2016	October 14, 2016	tbd(iii)	tbd(iii)

(i)	The 1.2 million common shares that were held in escrow prior to June 30, 2015 were not eligible to the dividend.
(ii)	Number of common shares held by shareholders participating to the dividend reinvestment plan described below.
(iii)	To be determined (“tbd”) on September 30, 2016 based on the number of shares outstanding and the number of shares participating to the dividend reinvestment plan (“DRIP”) on the record date.

Dividend reinvestment plan

On September 21, 2015, the Company announced the implementation of a dividend reinvestment plan (“DRIP”). The DRIP allows Canadian shareholders to reinvest their cash dividends into additional common shares either purchased on the open market through the facilities of the Toronto Stock Exchange (the “TSX”), or issued directly from treasury by the Company, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the common shares on the TSX during the five (5) trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at the Company’s sole election. No commissions, service charges or brokerage fees are payable by shareholders who elect to participate in the DRIP.

As at June 30, 2016, the holders of 11,594,125 common shares had elected to participate in the DRIP, representing dividends payable of $464,000.

For the first half of 2016, the number of common shares issued by the Company under the DRIP, at a discount rate of 3%, amounted to 69,789.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Second Quarter Report

Gold Market and Currency

Gold Market

After a spectacular rally during the first quarter of 2016 where gold reached its best quarterly performance since 1986, gold price continued its recovery during the second quarter of 2016 from the lows of last year.

Gold price rose 6.7% in U.S. dollars during the second quarter of 2016 and gained US$84 to close at US$1,321 per ounce after a gain of US$177 per ounce in the first quarter of 2016. The average price reached US$1,260 per ounce in the second quarter compared to US$1,183 per ounce in the first quarter.

The activity was volatile during the second quarter of 2016 with a trading range of US$150. At the end of the second quarter, the turning point was the positive vote for Britain to exit the European Union (“Brexit”) that has briefly sent the price of gold near US$1,360 on June 23, 2016.

The following were key themes that drove the increase in the gold price in the second quarter of 2016:

•	The U.K. referendum had a significant impact on gold as opinion polls and perceptions shifted to culminate with the unexpected vote for the Brexit;
•	Probability of U.S.A. rate hikes declined after the unexpectedly weak U.S.A. jobs data published in June;
•	Continuation by major central banks of expansionary monetary policies with corporate buy-back programs and a negative interest rate policy now prevalent throughout Europe and Japan;
•	Strong investment demand, led by funds holding large net long positions and other investors;
•	ETF holdings net inflows have been equivalent to more than 480 tonnes as of the end of June, compensating for a weaker gold demand from Asia and the fall in central banks purchases;

Outlook for gold has continued to be positive primarily driven by political and economic uncertainties with unresolved issues of massive global debt, budget deficits, negative interest rate policies, mass immigration and large terrorist movements that should bring support to the gold price for the second part of 2016.

The historical price is as follows:

(US$/ounce)	High	Low	Average	Close

2016 (YTD)	$1,325	$1,077	$1,149	$1,321
2015	1,296	1,049	1,160	1,060
2014	1,385	1,142	1,266	1,206
2013	1,694	1,192	1,411	1,205
2012	1,792	1,540	1,669	1,658
2011	1,895	1,319	1,572	1,531
2010	1,421	1,058	1,225	1,406

In Canadian dollar terms, the average price per ounce for the second quarter of 2016 was $1,623 compared to $1,624 in the first quarter. The strength of the Canadian currency offset the increase of the gold price in U.S. dollars. The price closed $113 higher at $1,718 having reached a peak of $1,732 during the period.

Currency

The Company is subject to currency fluctuations as its revenues are mainly in U.S. dollars and its expenses are mainly denominated in Canadian dollars. The Company also holds significant cash balances in U.S. dollars to diversify its resources (US$172.2 million as at June 30, 2016), which can create volatility in gains and losses on foreign exchange on the statement of income. A weaker Canadian dollar, as seen in 2015, increases the sales presented in Canadian dollars on the consolidated statement of income as the sales of gold and silver are traded in U.S. dollars. To compensate for the risk that a weaker Canadian dollar would have on the Company’s purchasing power of U.S. dollars denominated investments, the Company holds a certain percentage of its cash in U.S. dollars.

The Canadian dollar weakened heavily in 2015 for the second year in a row, depreciating by over 15% in 2015 following its 8% decline in 2014. The Canadian dollar suffered an intense volatility during the first quarter of 2016, delivering sharp and unexpected moves. In early January, the currency plunged against the U.S. dollar to a 13-year low at $1.46. Later in the first quarter, the dollar made a significant come back and closed at $1.2971 compared to $1.3840 as at December 31, 2015.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Second Quarter Report

During the second quarter of 2016, the Canadian dollar was influenced by the recovery of the commodity prices, an improving Chinese economy and a weaker U.S. dollar. The Canadian dollar briefly traded below $1.25 until the Fort McMurray complex fire in Alberta got out of control. The Canadian dollar traded between a range of $1.2544 and $1.3170 during the second quarter and closed at $1.3009. The average exchange rate during the second quarter was $1.2886.

Despite lower oil prices close to US$50, inflation remains slightly below the central bank’s target of 2%, reflecting the pass-through of a weaker Canadian dollar on imported goods. Labor market is weak with an unemployment rate standing at 7.1% . Soft domestic demand, dragged down by continuing declines in business investment and large current account deficit (3.4% of gross domestic product in the first quarter) are negative factors for the Canadian dollar.

During the first six months of 2016, the Bank of Canada maintained its policy rate unchanged for the overnight rate at 0.5% and is expected to be on hold until at least the second half of 2017.

The exchange rate for the Canadian/U.S. is outlined below:

	High	Low	Average	Close
2016 (YTD)	1.4589	1.2544	1.3302	1.3009
2015	1.3990	1.1728	1.2787	1.3840
2014	1.1643	1.0614	1.1045	1.1601
2013	1.0697	0.9839	1.0299	1.0636
2012	1.0418	0.9710	0.9996	0.9949
2011	1.0604	0.9449	0.9891	1.0170
2010	1.0778	0.9946	1.0299	0.9946

Selected Financial Information
(in thousands of dollars, except figures for ounces and amounts per ounce and per share)

	Three months ended June 30,		(1)	Six months ended June 30,		(1)
	2016	2015		2016	2015
	$	$		$	$

Revenues	15,792	10,248		31,398	20,880
Operating income	4,777	4,469		11,852	7,115
Net earnings(2)	15,737	3,990		15,677	14,263
Basic net earnings per share(2)	0.15	0.04		0.15	0.18
Diluted net earnings per share(2)	0.15	0.04		0.15	0.17

Total assets	1,354,799	1,082,899		1,354,799	1,082,899

Operating cash flows(3)	12,901	8,187		26,353	13,823

Gold royalties earned (ounces)	9,488	6,887		18,891	13,872
Gold ounces sold	9,496	6,887		18,912	13,872

Average selling price of gold (per ounce sold)
In C$(4)	1,631	1,467		1,633	1,483
In US$	1,272	1,197		1,240	1,199

Weighted average shares outstanding (in thousands)
Basic	106,374	93,018		102,733	81,239
Diluted	106,570	95,709		102,936	84,082

(1)	Unless otherwise noted, financial information is in Canadian dollars and prepared in accordance with IFRS.
(2)	Attributable to Osisko shareholders.
(3)	Before change in non-cash working capital items.
(4)	Using actual exchange rates at the date of the transactions.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Second Quarter Report

Overview of Financial Results

Financial Summary – Second quarter of 2016

•	Revenues of $15.8 million compared to $10.2 million in the second quarter of 2015;
•	Operating income of $4.8 million compared to $4.5 million in the second quarter of 2015;
•

Net earnings attributable to Osisko shareholders of $15.7 million or $0.15 per basic share and diluted share, compared to $4.0 million or $0.04 per basic and diluted share in the second quarter of 2015;

•	Adjusted earnings[1] of $6.5 million or $0.06 per basic share[1] compared to $7.1 million or $0.08 per basic share in the second quarter of 2015;
•	Net cash flows provided by operating activities before change in non-cash working capital items of $12.9 million compared to $8.2 million in the second quarter of 2015.

Revenues increased in the second quarter of 2016 as a result higher in-kind royalties earned and sold. Gold royalties earned from the Canadian Malartic mine increased by 355 ounces or 5% (sales increased by 364 ounces). The Company also earned and sold 1,585 ounces of gold from the Éléonore mine compared to nil in the second quarter of 2015. In addition, the Company received and sold 440 ounces of gold from its Island Gold mine NSR royalty and 221 ounces of gold from its Vezza NSR royalty. These royalties were acquired in 2015. The average selling price of gold in Canadian dollars was also higher in the second quarter of 2016 at $1,631 compared to $1,467 in the second quarter of 2015.

In the second quarter of 2016, operating income amounted to $4.8 million compared to $4.5 million in the second quarter of 2015. The increase in net operating income in the second quarter of 2016 is mainly the result of higher revenues generated from the sale of gold and silver, partially offset by the depletion of royalty interests, higher general and administrative (“G&A”) expenses and higher business development expenses. The increase in G&A and business development expenses is mainly due to higher share-based compensation expenses ($3.2 million in the second quarter of 2016 compared to $1.3 million in the second quarter of 2015). The significant increase in the closing share price between the first and second quarter of 2016 (from $13.87 to $16.89) compared to a decrease between the first and second quarter of 2015 (from $16.74 to $15.72) generated a higher share-based compensation expense on the deferred share units and the restricted share units.

The increase in net earnings in the second quarter of 2016 is mainly the result of net gains on investments of $14.3 million, partially offset by an increase in deferred income tax expense of $2.8 million.

The decrease of $0.6 million in adjusted earnings in the second quarter of 2016 compared to 2015 is mainly due to the depletion of royalty interests, higher operating expenses, lower interest revenues and higher finance costs, partially offset by higher revenues.

Net cash flows provided by operating activities before change in working capital items increased in the second quarter of 2016 as a result of higher revenues when compared to the same period in 2015.

Financial Summary – First six months of 2016

•	Revenues of $31.4 million compared to $20.9 million in the first six months of 2015;
•	Operating income of $11.9 million compared to $7.1 million in the first six months of 2015;
•

Net earnings attributable to Osisko shareholders of $15.7 million or $0.15 per basic share and diluted share, compared to $14.3 million or $0.18 per basic share and $0.17 per diluted share in the first six months of 2015;

•	Adjusted earnings[1] of $15.1 million or $0.15 per basic share[1] compared to $14.1 million or $0.17 per basic share in the first six months of 2015;
•	Net cash flows provided by operating activities before change in non-cash working capital items of $26.4 million compared to $13.8 million in the first six months of 2015.

_________________

1	“Adjusted earnings” and “Adjusted earnings per share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management and Discussion Analysis.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Second Quarter Report

Revenues increased in the first six months of 2016 as a result higher in-kind royalties earned and sold. Gold royalties earned from the Canadian Malartic mine increased by 492 ounces or 4% (sales increased by 514 ounces). The Company also earned and sold 3,655 ounces of gold from the Éléonore mine compared to nil in the first six months of 2015. In addition, the Company received and sold 651 ounces of gold from its Island Gold mine NSR royalty and 221 ounces of gold from its Vezza NSR royalty. The average selling price of gold per ounce in Canadian dollars was also higher in the first half of 2016 at $1,633 compared to $1,483 in the first half of 2015.

During the first six months of 2016, operating income amounted to $11.9 million compared to $7.1 million in the corresponding period of 2015. The increase in net operating income in 2016 is mainly the result of higher revenues generated from the sale of gold and silver, lower business development expenses and higher cost recoveries from associates, partially offset by the depletion of royalty interests and higher G&A expenses. The increase in G&A expenses is mainly due to a higher share-based compensation expense. The lower business development expenses are due to the $2.2 million fees incurred in 2015 for the acquisition of Virginia, partially offset by a higher share-based compensation expense. Total share-based compensation for the first half of 2016 amounted to $4.8 million compared to $2.4 million in the corresponding period of 2015. The significant increase in the closing share price in the first half of 2016 (from $13.67 to $16.89) compared to a decrease in the first half of 2015 (from $16.36 to $15.72) generated a higher share-based compensation expense on the deferred share units and the restricted share units.

The increase in net earnings in the first half of 2016 is mainly the result of an increase of $4.8 million in operating income and net gains on investments of $19.6 million compared to $5.4 million in 2015, partially offset by a loss on foreign exchange of $13.1 million compared to a gain of $1.4 million in 2015, higher finance costs and a higher share of loss of associates.

The increase of $1.0 million in adjusted earnings in the first six months of 2016 compared to 2015 is mainly due to higher revenues, partially offset by the depletion of royalty interests, higher operating expenses (excluding the expenses related to the acquisition of Virginia in 2015), lower interest revenues and higher finance costs.

Net cash flows provided by operating activities increased in the second quarter of 2016 as a result of higher revenues when compared to the same period in 2015.

Consolidated Statements of Income

The following table presents summarized consolidated statements of income for the three and six months ended June 30, 2016 and 2015 (in thousands of dollars, except amounts per share):

		Three months ended June 30,		Six months ended June 30,
		2016	2015	2016	2015
		$	$	$	$

Revenues	(a)	15,792	10,248	31,398	20,880

Expenses
Depletion of royalty interests	(b)	(2,812)	-	(5,834)	-
General and administrative	(c)	(5,445)	(4,072)	(9,286)	(7,977)
Business development	(d)	(2,736)	(1,612)	(4,822)	(5,297)
Exploration and evaluation	(e)	(373)	(417)	(695)	(924)
Loss on disposal of exploration and evaluation assets	(f)	(312)	-	(312)	-
Cost recoveries from associates	(g)	663	322	1,403	433

Operating income		4,777	4,469	11,852	7,115

Other income (expenses) – net	(h)	14,942	773	6,976	9,822

Earnings before income taxes		19,719	5,242	18,828	16,937

Income tax expense	(i)	(4,066)	(1,314)	(3,302)	(2,766)

Net earnings		15,653	3,928	15,526	14,171

Net earnings attributable to:
Osisko’s shareholders		15,737	3,990	15,677	14,263
Non-controlling interests		(84)	(62)	(151)	(92)

Basic net earnings per share		0.15	0.04	0.15	0.18
Diluted net earnings per share		0.15	0.04	0.15	0.17

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Second Quarter Report

(a)	Revenues are comprised of the following:

	Three months ended June 30, 2016				Three months ended June 30, 2015
	Average				Average
	selling price	Ounces	Total		selling price	Ounces	Total
	per ounce	Sold	revenues		per ounce	Sold	revenues
	($)		($000’s	)	($)		($000’s	)

Gold sold	1,631	9,496	15,488		1,467	6,887	10,106
Silver sold	23	7,583	178		20	7,138	142
Royalties (paid in cash)	-	-	126		-	-	-
			15,792				10,248

	Six months ended June 30, 2016				Six months ended June 30, 2015
	Average				Average
	selling price	Ounces	Total		selling price	Ounces	Total
	per ounce	Sold	revenues		per ounce	Sold	revenues
	($)		($000’s	)	($)		($000’s	)

Gold sold	1,633	18,912	30,890		1,483	13,872	20,573
Silver sold	22	15,683	338		21	14,964	307
Royalties (paid in cash)	-	-	170		-	-	-
			31,398				20,880

(b)	The royalty interests are depleted using the units-of-production method over the life of the properties. Depletion of royalty interests represents mainly the depletion of the Éléonore royalty interest acquired in February 2015.

(c)	In the second quarter of 2016, G&A expenses amounted to $5.4 million compared to $4.1 million in the second quarter of 2015. The increase is mainly due to an increase in share-based compensation of $1.0 million as more instruments are outstanding and as the share price increased during 2016.

G&A expenses for the six months ended June 30, 2016 amounted to $9.3 million compared to $8.0 million in the corresponding period of 2015. The increase is also the result of higher share-based compensation that increased by $1.2 million.

The increase in G&A expenses was partially offset by an increase in cost recoveries from associates.

(d)	Business development expenses totaled $2.7 million in the second quarter of 2016 compared to $1.6 million in the second quarter of 2015. The increase is mainly the result of higher share-based compensation of $0.8 million.

During the first half of 2016, business development expenses reached $4.8 million compared to $5.3 million in the first half of 2015. In 2015, business development expenses included costs related to the acquisition of Virginia for $2.2 million. This decrease in business development expenses was partially offset by higher share-based compensation of $1.0 million and a higher level of activities in 2016.

The increase in business development expenses (excluding the expenses related to the acquisition of Virginia) was partially offset by an increase in cost recoveries from associates.

(e)	Exploration and evaluation expenses amounted to $0.4 million in the second quarter of 2016 and $0.7 million in the first half of 2016, compared respectively to $0.4 million and $0.9 million in the corresponding periods of 2015. Exploration and evaluation activities on the Mexican properties have been reduced, explaining mostly the decrease in expenses.

(f)	In June 2016, the Company disposed of an exploration and evaluation asset having a carrying value of $812,000 in exchange for shares in a new associate having a fair value of $500,000. The Company recorded a loss on disposal of $312,000 in the statement of income.

(g)	Cost recoveries from associates represent costs incurred by Osisko for professional services rendered to associates as well as renting of office space. The number of service agreements and the level of services with associates have increased in the last year, explaining the increase in cost recoveries in 2016.

(h)	Other net income of $14.9 million in the second quarter of 2016 includes a net gain on investments of $14.3 million, dividend income of $1.6 million, interest revenues of $0.8 million and a foreign exchange gain of $0.7 million, partially offset by a share of loss of associates of $1.4 million and finance costs of $1.0 million. In 2015, other net income amounted to $0.8 million in the second quarter and includes dividend income of $1.6 million and interest revenues of $1.3 million, partially offset by a share of loss of associates of $1.4 million, a loss on foreign exchange of $0.3 million and finance costs of $0.2 million.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Second Quarter Report

Other net income of $7.0 million in the first half of 2016 includes a net gain on investments of $19.6 million (including a gain of $3.4 million on the disposal of an associate acquired by another associate), dividend income of $3.1 million and interest revenues of $1.3 million, partially offset by a loss on foreign exchange of $13.1 million, a share of loss of associates of $2.4 million and finance costs of $1.6 million. Other net income in the first half of 2015 amounted to $9.8 million and includes a net gain on investments of $5.4 million (including a gain on a deemed disposal of $7.9 million on the shares of Virginia held prior to the acquisition date and a loss of $1.8 million on a deemed disposal on an investment transferred to the investments in associates), dividend income of $2.7 million, interest income of $2.3 million and a foreign exchange gain of $1.4 million, partially offset by a share of loss of associates of $1.8 million and finance costs of $0.3 million.

(i)	The effective income tax rate for the three and six months ended June 30, 2016 is 20% and 17% compared respectively to 25% and 16% in the corresponding periods of 2015. The statutory rate in 2016 and 2015 is 26.9%. The elements that impacted the effective income taxes are the non-taxable (or deductible) part of capital gains (or losses) (50%), the investments in flow-through shares, non-taxable dividend income and non-deductible expenses. The income tax expense in 2016 and 2015 is related to deferred income taxes.

Liquidity and Capital Resources

As at June 30, 2016, the Company’s cash and cash equivalents amounted to $424.5 million compared to $258.5 million as at December 31, 2015.

On February 12, 2016, the Company closed a financing with Ressources Québec, a wholly-owned subsidiary of Investissement Québec. Ressources Québec subscribed to a $50.0 million convertible debenture of Osisko, which will mature in five years and will bear interest at an annual rate of 4% payable quarterly. Ressources Québec will be entitled, at its option, to convert the debenture into common shares of the Company at a price of $19.08 at any time during the term of the debenture. Osisko paid a 1% financing fee to Ressources Québec and reimbursed its costs incurred in connection with the financing.

On February 26, 2016, the Company closed a bought deal public offering of 11,431,000 units of Osisko (“Units”), including the full exercise of the over-allotment option by the underwriters of the Offering, at a price of $15.10 per Unit for aggregate gross proceeds of $172.6 million (net proceeds of $164.6 million).

The investments of non-controlling interests also increased liquidities by $3.6 million in the first quarter of 2016.

The exercise of Virginia replacement share options generated $3.7 million in the first half of 2016 and the Company paid $7.4 million in dividends to its shareholders.

In the first six months of 2016, Osisko invested $18.9 million in investments, $49.5 million in royalty interests and $3.2 million in exploration and evaluation activities (net of governmental tax credits received). The sale of royalty interests to CDPQ generated $3.6 million in the same period and the sale of investments generated $9.3 million.

Furthermore, the Company has access to a credit facility of $150.0 million that can be increased by $50.0 million at Osisko’s request, subject to standard due diligence procedures by the financial institutions. The Facility is to be used for investments in the mineral industry, including the acquisition of royalties and the funding of precious metal streams. The Facility is secured by the Company’s assets (including the royalty interests) and has a two-year term (December 23, 2017), which can be extended by one year on each anniversary date.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Second Quarter Report

Cash Flows

The following table summarizes the cash flows (in thousands of dollars):

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015

Cash flows
Operations	12,901	8,187	26,353	13,823
Working capital items	2,143	(1,720)	(2,688)	(5,871)
Operating activities	15,044	6,467	23,665	7,952
Investing activities	(27,616)	(33,467)	(58,570)	(52,843)
Financing activities	(2,590)	(1,138)	213,963	188,279
Effects of exchange rate changes on cash and cash equivalents	644	(291)	(13,076)	1,401
Increase (decrease) in cash and cash equivalents	(14,518)	(28,429)	165,982	144,789
Cash and cash equivalents – beginning of period	439,009	348,389	258,509	175,171
Cash and cash equivalents – end of period	424,491	319,960	424,491	319,960

Operating Activities

Cash flows provided by operating activities for the second quarter and the first six months of 2016 amounted to $15.0 million and $23.7 million, compared respectively to $6.5 million and $8.0 million in the corresponding periods of 2015.

The increase in 2016 is mainly due to higher revenues from the sale of gold and silver received from royalty agreements and positive impacts in the changes in non-cash working capital items between the periods.

Investing Activities

Cash flows used in investing activities amounted to $27.6 million in the second quarter of 2016 compared to $33.5 million in the second quarter of 2015. During the second quarter of 2016, the Company invested $13.3 million in marketable securities, $20.0 million in royalty interests, including $10.0 million for a royalty on the Hermosa project held by Arizona Mining and $10.0 million for a royalty or stream financing (to be negotiated) on the Horne 5 project held by Falco (an associate), and $1.5 million in exploration and evaluation assets, mainly on the Coulon project and other projects in the James Bay territory. Osisko received proceeds of $7.2 million from the sales of investments during the second quarter of 2016.

In the second quarter of 2015, the Company invested $32.4 million in marketable securities, including $26.7 million in shares of LIORC (for a total investment in LIORC of $105.3 million at June 30, 2015). Investments in exploration and evaluation assets amounted to $2.1 million in the second quarter of 2015 and the Company invested $1.0 million in royalty interests. The net decrease in short-term investments generated $2.1 million.

Cash flows used in investing activities amounted to $58.6 million in the first six months of 2016 compared to $52.8 million in the first six months of 2015. During the first half of 2016, the Company invested $18.9 million in marketable securities, $49.5 million in royalty interests and $3.2 million in exploration and evaluation assets, mainly on the Coulon project and other projects in the James Bay territory. Osisko received proceeds of $9.3 million from the sales of investments and $3.6 million from the sale of royalty interests.

In the first half of 2015, the Company invested $111.0 million in marketable securities, including $105.3 million in shares of LIORC. Investments in exploration and evaluation assets amounted to $3.6 million and the Company invested $1.0 million in royalty interests. Cash acquired in the acquisition of Virginia amounted to $34.9 million and the net decrease in short-term investments generated $28.0 million. These short-term investments had been acquired through the acquisition of Virginia.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Second Quarter Report

Financing Activities

Cash flows used by financing activities amounted to $2.6 million in the second quarter of 2016 compared to $1.1 million in the second quarter of 2015. The issuance of common shares (from the exercise of share options and the share purchase plan) generated cash inflows of $1.6 million in the second quarter of 2016 compared to $2.2 million in the corresponding period of 2015. During the second quarter of 2016, the Company paid $4.0 million in dividends to its shareholders compared to $2.8 million in the same period in 2015.

During the first six months of 2016, cash flows provided by financing activities reached $214.0 million compared to $188.3 million in the first six months of 2015. In 2016, cash inflows were the results of a financing with Ressources Québec for a $50.0 million convertible debenture and a bought deal public offering of 11,431,000 units of Osisko for gross proceeds of $172.6 million, both completed during the first quarter. Investments of non-controlling interests also increased liquidities by $3.6 million and the exercise of Virginia replacement share options generated $3.7 million. The Company paid $8.9 million in share issue costs and financing fees and $7.4 million in dividends to its shareholders during the same period.

During the first six months of 2015, cash inflows were the results of a financing of special warrants that generated gross proceeds of $200.0 million and the exercise of replacement share options of Virginia that generated $3.4 million. Special warrants and share issue expenses of $10.8 million were paid and dividends of $4.3 million were paid to the shareholders during the same period.

The following table summarizes the financings completed since the creation of Osisko Gold Royalties Ltd:

	No of Shares/	Price	Gross		Net Cash
	Units	($)	Proceeds		Proceeds
			($000’s	)	($000’s	)

2016 (YTD)
Convertible debenture(i)	n/a	n/a	50,000		49,225
Issuance of Units (bought-deal financing)(ii)	11,431,000	15.10	172,608		164,543
Exercise of share options	5,334	14.90	79		79
Exercise of replacement share options(iv)	390,929	9.35	3,657		3,657
Employee share purchase plan	19,731	13.74	271		271
	11,846,994		226,615		217,775

2015
Issuance of special warrants(iii)	10,960,000	18.25	200,020		189,158
Exercise of replacement share options(iv)	750,837	6.51	4,887		4,887
Total	11,710,837		204,907		194,045

2014 – from June 16
Private placements(v)	2,794,411	15.03	42,000		39,173
Total	2,794,411		42,000		39,173

Cumulative cash proceeds			473,522		450,993

(i)	On February 12, 2016, Osisko closed a convertible debenture with Investissement Québec, maturing in February 2021 and bearing interest at an annual rate of 4% payable quarterly. The debenture is convertible at the holder option into common shares of the Company at a price of $19.08 at any time during the term.

(ii)	On February 26, 2016, Osisko closed a bought deal public offering of 11,431,000 Units, including the full exercise of the over- allotment option by the underwriters, at a price of $15.10 per Unit for aggregate gross proceeds of $172.6 million (net proceeds of $164.5 million).

(iii)	On March 5, 2015, the special warrants were converted into 10,960,000 common shares and 5,480,000 warrants exercisable at a price of $36.50 for a period of 7 years.

(iv)	On the date of acquisition of Virginia, the Virginia share options were converted into Osisko replacement share options using the same exchange rate than for the common shares (0.92 replacement share option for each Virginia share option).

(v)	On November 17, 2014, Osisko closed two private placements whereby Osisko issued a total of 2,794,411 common shares to CDPQ and Fonds de solidarité FTQ at a price of $15.03 per common share for total gross proceeds of $42.0 million.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Second Quarter Report

Quarterly Information

The selected quarterly financial information for the past eight financial quarters is outlined below: (in thousands of dollars, except for amounts per share)

	2016(1)			2015(1)			2014(1)
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Cash and cash equivalents	424,491	439,009	258,509	304,091	319,960	348,389	175,171	156,757
Short-term investments	100	100	200	2,022	6,629	8,736	-	-
Working capital	421,443	438,074	248,945	298,858	326,987	354,051	171,135	156,082
Total assets	1,354,799	1,312,929	1,081,433	1,098,013	1,082,899	1,080,372	269,965	192,917
Total long-term debt	45,328	45,110	-	-	-	-	-	-
Shareholders’ equity	1,162,225	1,127,542	937,239	958,377	948,843	942,712	263,226	191,196
Revenues	15,792	15,606	12,811	11,724	10,248	10,632	7,608	9,571
Net cash flows from operating activities	15,044	8,621	8,392	14,428	6,467	1,485	4,113	6,088
Net earnings (loss) attributable to Osisko shareholders	15,737	(60)	4,614	9,872	3,990	10,273	(2,182)	5,833
Basic net earnings (loss) per share	0.15	-	0.05	0.10	0.04	0.15	(0.04)	0.12
Net earnings (loss) attributable to Osisko shareholders	15,737	(60)	4,614	9,872	3,990	10,273	(2,182)	5,833
Basic net earnings (loss) per share	0.15	-	0.05	0.10	0.04	0.15	(0.04)	0.12
Weighted average shares outstanding (000’s)
- Basic	106,374	99,093	94,445	94,356	93,018	69,330	48,534	46,700	(5)
- Diluted	106,570	99,093	95,698	94,759	95,709	71,692	48,534	47,900	(5)
Share price – TSX - closing(2)	16.89	13.87	13.67	14.10	15.72	16.74	16.38	14.18
Share price – NYSE – closing(3)	13.35	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Warrant price – TSX - closing(4)
OR.WT	3.08	1.95	1.89	1.56	2.25	2.15	n/a	n/a
OR.WT.A	3.75	2.00	n/a	n/a	n/a	n/a	n/a	n/a
Price of gold (average US$)	1,260	1,183	1,106	1,124	1,192	1,218	1,201	1,282
Closing exchange rate(5) (US$/Can$)	1.3009	1.2971	1.3840	1.3394	1.2474	1.2683	1.1601	1.1208

(1)	Unless otherwise noted, financial information in Canadian dollars and prepared in accordance with IFRS.
(2)	Osisko common shares began officially trading on the TSX on June 16, 2014.
(3)	Osisko common shares began officially trading on the NYSE on July 6, 2016. US$13.35 was the opening price on July 6, 2016.
(4)	Osisko warrants began trading on March 5, 2015 and February 26, 2016.
(5)	Bank of Canada Noon Rate.

During the first quarter of 2016, the Company closed a $172.6 million equity financing and issued a $50.0 million convertible debenture. During the first quarter of 2015, Osisko acquired Virginia for a total consideration of $556.0 million and closed a $200.0 million equity financing.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Second Quarter Report

Outlook

Osisko’s 2016 outlook on royalties is based on the publicly available forecasts, in particular forecast for the Canadian Malartic mine published by Yamana and Agnico Eagle, forecast for the Éléonore mine published by Goldcorp and forecast from Island Gold from Richmont Mines. For royalties earned on properties where no public information is available, Osisko obtains internal forecasts from the producers.

Attributable royalty production for 2016 is still estimated at 28,000 to 29,000 gold ounces for the Canadian Malartic mine, between 5,500 and 6,200 gold ounces for the Éléonore mine and between 1,000 and 2,000 ounces from other royalties. The Company also expects to continue its exploration programs in the James Bay area for approximately $10.3 million in 2016 ($8.3 million net of estimated exploration tax credits), of which about $3.8 million will be financed by Québec institutions and other partners. As of June 30, 2016, $3.2 million have been spent in exploration and evaluation activities.

Related Party Transactions

During the three and six months ended June 30, 2016, amounts of $1,251,000 and $2,496,000 ($322,000 and $433,000 for the three and six months ended June 30, 2015) were respectively invoiced by Osisko to associates for professional services and rental of offices, including respectively $588,000 and $1,093,000 for professional services related to capitalized exploration and evaluation activities. An amount of $973,000 (including sales taxes) is receivable from associates and included in accounts receivable as at June 30, 2016 ($1,188,000 as at December 31, 2015).

During the six months ended June 30, 2016, Osisko acquired a 1.5% NSR royalty on the Cariboo gold project (located in Canada) from Barkerville (an associate of Osisko) for a cash consideration of $25.0 million, of which $2.0 million was paid in November 2015. Osisko also entered into a financing agreement of $10.0 million with Falco (an associate of Osisko). The $10.0 million financing with Falco will be applied against a stream deposit to be negotiated with Falco by October 31, 2017 or converted into a 1% net smelter royalty on the Horne 5 project (located in Canada) if no stream agreement is concluded. These transactions are part of Osisko’s business plan to acquire and manage precious metal and other high-quality royalties and similar interests in the Americas.

On March 11, 2016, Osisko Mining, an associate of Osisko, completed the acquisition of Niogold Mining Corp. (which holds the Marban property), another associate of Osisko, and closed a financing of $12.6 million. Osisko participated for $960,000 in this financing. As at June 30, 2016, Osisko holds an interest of 15.9% in Osisko Mining.

Outstanding Share Data

As of August 4, 2016, 102,502,965 common shares were issued and outstanding. A total of 3,402,815 common share options and 11,195,500 warrants were outstanding to purchase common shares. A convertible debenture of $50.0 million with Ressources Québec is also outstanding, which entitles the holder to convert the debenture, at its option, into 2,620,545 common shares of the Company (conversion price of $19.08) at any time during the term of the debenture.

Subsequent Events to June 30, 2016

Dividends

On August 4, 2016, the Board of Directors declared a quarterly dividend of $0.04 per common share payable on October 14, 2016 to shareholders of record as of the close of business on September 30, 2016.

New York Stock Exchange Listing

On July 6, 2016, Osisko Gold Royalties’ common shares began trading on the New York Stock Exchange under the symbol “OR”. Osisko continues to be listed on the TSX under the symbol “OR”.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Second Quarter Report

Annual General Meeting

On May 4, 2016, Osisko held its Annual General Meeting where each of the 9 nominees listed in the Management Information Circular filed on April 7, 2016 with regulatory authorities were elected as directors of the Company. All other resolutions provided for in the Management Information Circular were duly passed, including the advisory resolution on executive compensation approved at 97.7% .

Risks and Uncertainties

The Company is a royalty holder and investor that operates in an industry that is dependent on a number of factors that include environmental, legal and political risks, the discovery of economically recoverable reserves and the ability of third-party partners to maintain an economic production. An investment in the Company’s common shares is subject to a number of risks and uncertainties. An investor should carefully consider the risks described below and the other information filed with the Canadian securities regulators and the U.S. Securities and Exchange Commission (“SEC”) before investing in the Company's common shares. If any of the following risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment.

There are important risks which management believes could impact the Company’s business. For information on risks and uncertainties, please also refer to the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com and with the SEC on EDGAR at www.sec.gov.

Disclosure Controls and Internal Controls over Financial Reporting

The Chief Executive Officer (the “CEO”) and the Chief Financial Officer (the “CFO”) of the Company are responsible for establishing and maintaining the Company’s disclosure controls and procedures (“DCP”) including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public release.

The CEO and the CFO are also responsible for the design of internal controls over financial reporting (“ICFR”). The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The CEO and CFO have evaluated whether there were changes to the ICFR during the three months ended June 30, 2016 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

The Company’s management, including the CEO and CFO, believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Basis of Presentation of Consolidated Financial Statements

The unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2016 have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34, Interim Financial Reporting. The unaudited condensed interim consolidated financial statements of Osisko for the three and six months ended June 30, 2016 should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2015, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2016 are consistent with those applied by the Company to the audited consolidated financial statements for the year ended December 31, 2015, except for early adoption of IFRS 9, Financial Instruments. The Board of Directors has approved the unaudited condensed interim consolidated financial statements on August 4, 2016.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Second Quarter Report

The significant accounting policies of Osisko are detailed in the notes to the audited consolidated financial statements for the year ended December 31, 2015 filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

New accounting standard - IFRS 9, Financial Instruments (“IFRS 9”)

The Company has elected to early adopt IFRS 9. This standard essentially completes the project to replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only three classification categories: amortized cost, fair value through other comprehensive income and fair value through profit or loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset or liability. It also introduces additional changes relating to financial liabilities and aligns hedge accounting more closely with risk management. Under IFRS 9, equity instruments are classified as financial instruments carried at fair value, with changes in fair value recorded in the consolidated statement of income (loss) unless such financial instruments are not held for trading, in which case, the financial instrument may be irrevocably designated as fair value through other comprehensive income on initial recognition without subsequent reclassification to net income or loss.

The Company has adopted IFRS 9 on January 1, 2016 on a retrospective basis without restating comparatives figures. Accordingly, the Company has classified its financial instruments in the three new classification categories as presented below. The main change concerns the classification of investments in equity that were previously classified as “available-for-sale” and are now designated as financial assets at fair value through other comprehensive income under IFRS 9. The main objective of the Company’s investments in equity is to improve its ability to acquire interests in exploration assets, future royalties or revenue streams. As a result, the Company considers that this classification better reflects the main business nature of the investment. The effect of the implementation of IFRS 9 to the Company’s consolidated financial statements was to recognize in other comprehensive loss, the gains and losses on investments in equity securities (other than those held for trading, which include the derivatives) previously included in profit or loss. Cumulative gains and losses on investments in equity are transferred from accumulated other comprehensive income to retained earnings upon derecognition of the investment. The implementation of IFRS 9 did not result in any significant changes to the measurement of the fair value of the Company’s financial instruments.

The net impact of the implementation of IFRS 9 on the balance sheet as at January 1, 2016 is as follows:

	As at	IFRS 9	As at
	December 31, 2015	adjustment	January 1, 2016
	$	$	$
Accumulated other comprehensive loss	(41,203)	(7,610)	(48,813)
Retained earnings	203,800	7,610	211,410

Changes to accounting policies – Financial instruments

As a result of the early adoption of IFRS 9, the Company has modified the following elements of its accounting policy for financial instruments:

Measurement after initial recognition depends on the classification of the financial instrument. The Company has classified its financial instruments in the following categories depending on the purpose for which the instruments were acquired and their characteristics.

(i)	Financial assets

Debt instruments

Investments in debt instruments are subsequently measured at amortized cost when the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows and when the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Second Quarter Report

Investments in debt instruments are subsequently measured at fair value when they do not qualify for measurement at amortized cost. Financial instruments subsequently measured at fair value can be carried at fair value with changes in fair value recorded in net income or loss unless they are held within a business model whose objective is to hold assets in order to collect contractual cash flows or sell the assets and when the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, in which case unrealised gains and losses are initially recognized in other comprehensive income for subsequent reclassification to net income or loss through amortization of premiums and discounts, impairment or derecognition.

Equity instruments

Investments in equity instruments are subsequently measured at fair value with changes recorded in net income (loss). Equity instruments that are not held for trading can be irrevocably designated as fair value through other comprehensive income on initial recognition without subsequent reclassification to net income (loss). Cumulative gains and losses are transferred from accumulated other comprehensive income to retained earnings upon derecognition of the investment.

Dividend income on equity instruments measured at fair value through other comprehensive income is recognized in the statement of income (loss).

(ii)	Financial Liabilities

Financial liabilities are subsequently measured at amortized cost using the effective interest method, except for financial liabilities at fair value through profit or loss. Such liabilities, including derivatives that are liabilities, shall be subsequently measured at fair value.

The Company has classified its financial instruments as follows:

Category	Financial instrument

Financial assets at amortized cost	Bank balances and cash on hand
Guaranteed investment certificates
Short-term debt securities
Bonds
Notes receivable
Trade receivables
Interest and dividend income receivable
Amounts receivable from associates and other receivables

Financial assets at fair value through profit or loss	Investments in derivatives

Financial assets at fair value through other comprehensive income	Investments in shares and equity instruments, other than in derivatives

Financial liabilities at amortized cost	Accounts payable and accrued liabilities
Liability related to share exchange rights
Liability component of convertible debenture

Critical Accounting Estimates and Judgements

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Critical judgements in applying the Company’s accounting policies are detailed in the audited consolidated financial statements for the year ended December 31, 2015 filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Second Quarter Report

Financial Instruments

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the audited consolidated financial statements for the year ended December 31, 2015 and in the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2016, both filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Non-IFRS Financial Performance Measures

The Company has included certain non-IFRS measures including “Adjusted Earnings” and “Adjusted Earnings per share” to supplement its consolidated financial statements, which are presented in accordance with IFRS.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

To determine its method of calculation, the Company has reviewed, during the first quarter of 2016, similar adjusted earnings calculations by its peers. Following this review, the Company has decided to exclude the gains and losses on foreign exchange from its adjusted earnings and adjusted earnings per share as they do not reflect the operating performance of the Company.

Adjusted Earnings and Adjusted Earnings per Share

“Adjusted earnings” is defined as “Net earnings (loss)” less certain items: “Foreign exchange gain (loss)”, “Write-off of exploration and evaluation assets”, “Gains (losses) on disposal of evaluation and evaluation assets”, “Unrealized gain (loss) on investments”, “Impairment on financial assets and investments in associates”, “Share of income (loss) of associates”, “Deferred income tax expense” and other unusual items such as transaction costs.

Adjusted earnings per share is obtained from the “adjusted earnings” divided by the “Weighted average number of common shares outstanding” for the period.

	Three months ended June 30,		Six months ended June 30.
	2016	2015	2016	2015
(in thousands of dollars, except per share amounts)	$	$	$	$

Net earnings	15,653	3,928	15,526	14,171

Adjustments:
Foreign exchange loss (gain)	(644)	291	13,076	(1,401)
Unrealized loss (gain) on investments	(14,335)	180	(19,550)	(5,407)
Share of loss of associates	1,414	1,431	2,396	1,767
Loss on disposal of exploration and evaluation assets	312	-	312	-
Transaction costs - Virginia	-	-	-	2,243
Deferred income tax expense	4,066	1,314	3,302	2,766

Adjusted earnings	6,466	7,144	15,062	14,139

Weighted average number of common shares outstanding (000’s)	106,374	93,018	102,733	81,239

Adjusted earnings per share	0.06	0.08	0.15	0.17

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Second Quarter Report

Forward-looking Statements

Certain statements contained in this MD&A may be deemed "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws. All statements in this MD&A, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management’s expectations regarding Osisko’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, business prospects and opportunities are forward-looking statements. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the performance of the assets of Osisko and the realization of the anticipated benefits deriving from Osisko’s investments. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: fluctuations in the prices of the commodities that drive royalties and investments held by Osisko; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which Osisko holds a royalty or other interest; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds a royalty or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty or other interest; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. For additional information on risks, uncertainties and assumptions, please refer to the Annual Information Form of Osisko filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Second Quarter Report

Cautionary Note to U.S. Investors Regarding the Use of Mineral Reserve and Mineral Resource Estimates

Osisko is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports its mineral reserves according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”). U.S. reporting requirements are governed by the SEC’s Industry Guide 7 (“Guide 7”). This MD&A includes estimates of mineral reserves and mineral resources reported in accordance with NI 43 101. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Consequently, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the SEC. Osisko also reports estimates of “mineral resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized by NI 43-101, they are not defined terms under standards of the SEC and, generally, U.S. companies are not permitted to report estimates of mineral resources of any category in documents filed with the SEC. As such, certain information contained in this MD&A concerning descriptions of mineralization and estimates of mineral reserves and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC. Readers are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Further, an “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and a reader cannot assume that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

(Signed) Sean Roosen	(Signed) Elif Lévesque
Sean Roosen	Elif Lévesque
Chair and Chief Executive Officer	Vice President, Finance and Chief Financial Officer

August 4, 2016

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Second Quarter Report

Corporate Information

Corporate Office
1100 av. des Canadiens-de-Montréal
Suite 300
Montréal, Québec, Canada H3B 2S2
Tel.: (514) 940-0670
Fax: (514) 940-0669
Email: info@osiskogr.com	Web site: www.osiskogr.com

Directors	Officers
Sean Roosen, Chair and Chief Executive Officer *	Sean Roosen, Chair and Chief Executive Officer
Joanne Ferstman, Lead Director	Bryan A. Coates, President
Françoise Bertrand	John Burzynski, Senior Vice President, New Business Development
Victor H. Bradley
John Burzynski *	André Gaumond, Senior Vice President, Northern Development
Christopher C. Curfman
André Gaumond *	Luc Lessard, Senior Vice President, Technical Services
Pierre Labbé	Elif Lévesque, Vice President, Finance and Chief Financial Officer
Charles E. Page
Paul Archer, Vice President, Northern Exploration
* Non-independent	Joseph de la Plante, Vice President, Corporate Development
André Le Bel, Vice President, Legal Affairs and Corporate Secretary

Senior Management – Technical Services
Robert Wares, Chief Geologist

Legal Counsels
Bennett Jones LLP
Lavery, de Billy LLP

Auditors
PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.

Transfer Agents
Canada: Canadian Stock Transfer Company
Unites States of America: American Stock Transfer & Trust Company, LLC

Exchange listings
Toronto Stock Exchange
- Common shares: OR
- Warrants:	OR.WT (Exercise price: $36.50 / Expiry date: March 5, 2022)
OR.WT.A (Exercise price: $19.08 / Expiry date: February 25, 2019)
New York Stock Exchange
- Common shares: OR

Dividend Reinvestment Plan
Information available at http://osiskogr.com/en/dividends/drip/